Exhibit 21.1

LIST OF SUBSIDIARIES OF COUNTERPATH CORPORATION

Name	State/Jurisdiction of	Name Under Which Subsidiary
	Incorporation	Does Business

CounterPath Technologies Inc.	British Columbia, Canada	CounterPath Technologies Inc.

BridgePort Networks, Inc.	Delaware, USA	BridgePort Networks, Inc.

CounterPath, LLC	Delaware, USA	CounterPath, LLC